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03018210



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P.E.
12-31-02

2002
annual report

NORTHEAST INDIANA
Bancorp, Inc.



PRESIDENT'S MESSAGE TO OUR SHAREHOLDERS

Dear Shareholders,



2002 proved to be a very challenging year for our industry and for Northeast Indiana Bancorp, Inc. and its wholly owned subsidiary First Federal Savings Bank. The economic climate in our market area, northeastern Indiana, has remained very weak and housing sales, our main source of loans have been modest. These factors, along with an interest rate environment that did not favor the current composition of our balance sheet, produced results that were average for the industry but well below our expectations.

Despite these obstacles, we continued to be profitable. Net income for the year ended December 31, 2002 was $1.6 million, or diluted earnings per common share of $1.06, compared to $2.0 million, or diluted earnings per common share of $1.25 for the year ended December 31, 2001. The reduction in net income was the direct result of a decrease in net interest income, increased loan loss provisions and increases in other noninterest expenses.

On a more positive note, Northeast Indiana Bancorp, Inc. returned more than $2.1 million to shareholders in 2002, including cash dividends of $752,000 and stock repurchases of 87,676 shares at an average price of $15.06 per share. The Company has increased cash dividends paid per share from $0.252 (adjusted for 10% stock dividends declared and paid in both November 1998 and November 1999) during the first full year of operations for the year ended December 31, 1996 to $0.490 for the current year ended December 31, 2002. This represents a 94.4% compound growth rate for dividends paid across this six-year period. During the past twelve months our stock price has increased from a closing price of $12.50 per share on December 31, 2001 to a closing price of $15.80 per share at December 31, 2002, a 26.4% increase in value.

As we enter 2003 there are many uncertainties which face our nation and the financial services industry. Our directors and officers remain excited and optimistic about our future and the opportunities that lie ahead. A strong capital base is in place, liquidity has been maintained and a concerted effort is being made to adjust the asset/liability mix to enhance future earnings of the Company. We are dedicated to doing the best possible job for our shareholders, customers, and employees. As such, we will continue to position ourselves to become more profitable in the future. I thank you for your continued support and loyalty as we work to preserve and expand shareholder value.

Sincerely,

Stephen E. Zahn
Chairman of the Board,
President, Chief Executive Officer

TABLE OF CONTENTS

DESCRIPTION OF BUSINESS

Northeast Indiana Bancorp, Inc. ("Northeast Indiana Bancorp") was formed as a Delaware corporation in March, 1995 for the purpose of issuing common stock and owning all of the common stock of First Federal Savings Bank ("First Federal") as a unitary thrift holding company. The Bank conducts business from its three offices located in Huntington, Indiana. The principal business of First Federal consists of attracting deposits from the general public and making loans secured by residential real estate. Historically, First Federal has been among the top real estate lenders and is the largest financial institution by asset size in Huntington County. In order to serve additional financial needs of area residents, First Federal established a Trust Department during 1998, and now provides brokerage services via its wholly owned subsidiary, Northeast Indiana Financial, Inc. First Federal has been serving the Huntington community since 1912.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Selected Financial Condition Data:	2002	2001	December 31 2000 (dollars in thousands)	1999	1998
Total assets	$ 225,019	$ 238,395	$ 247,094	$ 254,747	$ 212,425
Securities	43,063	39,671	31,609	33,649	14,187
Loans receivable, net	154,560	162,830	200,151	208,395	185,906
Deposits	122,357	137,030	146,806	143,212	123,336
Total borrowings	74,894	73,966	72,539	84,754	63,080
Shareholders' equity	26,562	26,281	26,574	25,655	25,005
Selected Operations Data:					
Total interest income	$ 14,297	$ 17,436	$ 19,565	$ 17,722	$ 16,139
Total interest expense	7,997	10,765	12,485	9,846	9,061
Net interest income	6,300	6,671	7,080	7,876	7,078
Provision for loan losses	732	575	1,591	449	360
Net interest income after provision for loan losses	5,568	6,096	5,489	7,427	6,718
Total noninterest income	1,464	1,348	1,010	832	731
Total noninterest expense	4,971	4,702	4,775	4,194	3,691
Income before income taxes	2,061	2,742	1,724	4,065	3,758
Income tax expense	471	773	441	1,475	1,369
Net income	$ 1,590	$ 1,969	$ 1,283	$ 2,590	$ 2,389
Basic earnings per common share [2]	$ 1.09	$ 1.28	$ 0.80	$ 1.59	$ 1.36
Diluted earnings per common share [2]	1.06	1.25	0.79	1.54	1.28
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on assets (ratio of net income to average total assets)	0.69%	0.81%	0.50%	1.11%	1.17%
Return on equity (ratio of net income to average total shareholders' equity)	6.01	7.35	4.88	10.15	9.15
Interest rate spread information:					
Average during period	2.44	2.39	2.39	3.03	2.95
End of period	2.57	2.53	2.34	3.02	3.11
Net interest margin [1]	2.87	2.88	2.90	3.50	3.57
Ratio of operating expense to average total assets	2.16	1.94	1.88	1.80	1.81
Ratio of average interest-earning assets to average interest-bearing liabilities	111.80	110.54	109.95	110.74	113.66
Quality Ratios:					
Non-performing assets to total assets at end of period	3.00	3.03	1.79	.70	.63
Allowance for loan losses to non-performing loans	34.35	28.26	53.99	103.33	120.36
Allowance for loan losses to total loans	1.36	1.19	.99	.84	.78
Capital Ratios:					
Total shareholders' equity to total assets at end of period	11.80	11.02	10.75	10.07	11.77
Average total shareholders' equity to average total assets	11.52	11.07	10.33	10.94	12.80
Other Data:					
Dividends declared per share [2]	$ 0.490	$ 0.450	$ 0.410	$ 0.345	$ 0.293
Dividend payout ratio	44.95%	35.16%	51.25%	21.70%	21.54%
Number of full-service offices	3	3	3	3	3

(1) Net interest income divided by average interest-earning assets.

(2) All share and per share amounts have been restated to reflect the 10% stock dividends paid on November 23, 1998 to shareholders of record November 6, 1998 and again on November 22, 1999 to shareholders of record November 6, 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Northeast Indiana Bancorp, Inc. ("Northeast Indiana Bancorp" or "the Company") was formed as a Delaware corporation in March, 1995 for the purpose of issuing common stock and owning all of the common stock of First Federal Savings Bank ("First Federal") as a unitary thrift holding company. First Federal conducts business from its three offices located in Huntington, Indiana. Northeast Indiana Bancorp's primary business activity is its investment in First Federal, and therefore, the following discussion relates primarily to its operations.

During 1998, First Federal established a trust department which began operations in the fourth quarter. At the end of 2002, $39.8 million was held under asset management. In February 1999, Northeast Indiana Bancorp announced the establishment of Northeast Indiana Financial, Inc., a wholly-owned subsidiary of the Bank. Northeast Indiana Financial, Inc. provides brokerage services through the purchase of mutual funds, annuities, stocks and bonds for its customers and has $12.8 million of assets held for our customers. The trust department has grown to a level where it provides a slight positive impact to the Company. Northeast Indiana Financial, Inc. has not been able to produce positive results thus far primarily due to the extremely challenging equity markets over the past three years. Management continues to believe that the equity markets will eventually stabilize and that the additional value of these types of services to customers will be rewarded with future profitability.

The principal business of savings banks, including First Federal, has historically consisted of attracting deposits from the general public and making loans secured by residential real estate. First Federal's earnings are primarily dependent on net interest income, the difference between interest income and interest expense. Interest income is a function of the balances of loans and investments outstanding during the period and the yield earned on such assets. Interest expense is a function of the balances of deposits and borrowings outstanding during the same period and the rates paid on such deposits and borrowings. Provisions for loan losses, service charge and fee income, other noninterest income, operating expenses and income taxes also affect First Federal's earnings. Operating expenses consist primarily of employee compensation and benefits, occupancy and equipment expenses, data processing, federal deposit insurance premiums and other general and administrative expenses.

Prevailing economic conditions as well as federal regulations concerning monetary policies, fiscal policies, and financial institutions significantly affect First Federal. During 2000 the Federal Reserve raised short-term rates three times for a total of 100 basis points to help the United States economy maintain low inflation. The increase in interest rates helped cause the economy to slow as became evident by the fourth quarter of 2000. Due to the continued economic downturn, the Federal Reserve lowered short-term rates eleven times during 2001 for a total of 475 basis points in an attempt to stimulate the economy. The low interest rate environment carried over into 2002 as the economy continued to struggle. The Federal Reserve eventually lowered short-term rates an additional 50 basis points in the fourth quarter of 2002, bringing the benchmark federal funds target rate to the lowest levels of the past three decades.

The low interest rate environment of the past two years has continued to pressure the net interest margin of the Company as loan repayments and amortizing security prepayment speeds have ran at very high levels. As a result, the net interest margin for First Federal Savings Bank decreased slightly from 2.88% as of December 31, 2001 to 2.87% at the end of 2002.

After operating in this historically low interest rate environment now in excess of twelve months, Management has tried to position the Company favorably for a rising rate environment. However, there can be no assurance that First Federal can continue to successfully market its lending products in a rising rate environment or that such interest rate movements will not adversely affect net income.

Subsequent to September 30, 2000, Northeast Indiana Bancorp became aware of adverse circumstances that had occurred involving loans originated by First Federal to a single commercial borrower. During the fourth quarter 2000 these loans were written down to estimated fair value of the collateral. The collateral included repossessed vehicles, consumer auto leases and contracts. The estimated present value of leases and contracts was approximately $1.5 million and was included in consumer loans at December 31, 2000. These leases and contracts were considered both non-performing and impaired at that time. As of December 31, 2002 the remaining estimated present value of these leases and contracts was approximately $235,000, a decline from the $685,000 reported at December 31, 2001. These leases and contracts are included in consumer loans and are still considered both non-performing and impaired.

Deposit balances are influenced by a number of factors including interest rates paid on competing personal investments and the level of personal income and savings within First Federal's market. Lending activities are influenced by the demand for housing as well as competition from other lending institutions. Liquidity levels and funds available to originate loans may also impact lending activities. The primary sources of funds for lending activities include deposits, borrowed funds, loan payments, loan sales and funds provided from operations.

Forward-Looking Statements

When used in this document and in future filings by Northeast Indiana Bancorp with the Securities and Exchange Commission, in our press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to, changes in economic conditions in our market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in our market area and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

Northeast Indiana Bancorp wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors, could affect our financial performance and could cause our actual results for future periods to differ materially from those anticipated or projected.

Northeast Indiana Bancorp does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements, or for any other reason.

Financial Condition

Northeast Indiana Bancorp's total assets decreased from $238.4 million at December 31, 2001 to $225.0 million at December 31, 2002, a decrease of $13.4 million, or 5.6%. The decrease was due primarily to a decrease in net loans receivable of $8.3 million or 5.1% and a decrease in interest earning cash of $8.3 million offset in part by an increase of $3.4 million in securities available for sale. The overall reduction in liabilities was due mainly to a $14.7 million decrease in total deposits, primarily in time deposits.

Most segments of the loan portfolio decreased during 2002. The decrease was mostly attributable to mortgage loans, which decreased $10.2 million. Mortgage loans secured by one-to-four family residences decreased $9.3 million to $86.5 million at December 31, 2002 and represent 56.0% of First Federal's net loan portfolio. Due to the low interest rate environment, First Federal sold approximately $18.9 million fixed rate one-to-four family mortgages during 2002 which contributed to the decrease in mortgage loans. Mortgage loans secured by multi-family and commercial real estate decreased $633,000 to $23.2 million at December 31, 2002 and construction loans secured by residential and non-residential real estate decreased $289,000 to $6.1 million.

First Federal also offers a variety of consumer loans including automobile, credit card, commercial, home equity and second mortgage loans. Total consumer and commercial business loans increased $1.1 million to $43.0 million at December 31, 2002. This increase was primarily due to increases in home equity and second mortgage loans offset by declines in automobile, commercial, credit card, and other consumer loans. Automobile loans comprise $10.4 million of total consumer loans while home equity and second mortgage loans represent another $14.8 million at December 31, 2002. While typically producing higher yields, non-mortgage lending exposes the Company to more collateral risk in addition to credit risk.

Future loan growth and profitability related thereto, is dependent on the economy. First Federal currently anticipates low growth in mortgages and will continue to sell long term fixed rate mortgages to the secondary market while planning to hold more of the 10 to 20 year term fixed rate mortgages in our portfolio. First Federal will continue to provide commercial and consumer lending and anticipates non-residential mortgage lending to increase as a percentage of total loans.

Total deposits decreased $14.7 million to $122.4 million at December 31, 2002. The 10.7% decrease in 2002 was primarily due to a decrease in time deposits of $15.8 million, partially offset by an increase of $1.5 million in non-interest bearing demand and savings deposits. A decrease in jumbo time deposits, primarily from outside of our market area, of $19.4 million was offset by an increase of $3.6 million of local non-jumbo time deposits. First Federal remained competitive in the local market and was more aggressive with longer term rates in an attempt to lengthen deposit maturities.

Total borrowed funds increased $928,000, from $74.0 million to $74.9 million at December 31, 2002. Borrowed funds include advances from the Federal Home Loan Bank of Indianapolis (FHLB) with variable interest rates and stated maturities ranging through 2011. The balance of FHLB advances was $67.0 million an increase from $65.0 million at December 31, 2001.

FHLB advances are subject to prepayment fees and include $16.0 million maturing in 2003 and 2004. In addition, $51.0 million of the advances outstanding at December 31, 2002 contained options with dates ranging from April 27, 2003 through December 21, 2005, whereby the interest rate may be adjusted by the FHLB, at which time the advances may be repaid at the options of First Federal without a prepayment fee. First Federal's borrowing limit at the FHLB as of December 31, 2002, was $68.0 million based on the collateral pledged. Borrowings at December 31, 2002 also include various securities sold under repurchase agreements that were offered starting in 1999. The balance of securities sold under repurchase agreements at December 31, 2002 was $7.8 million, a decline from $9.0 million at December 31, 2001.

Results of Operations

Comparison of Years Ended December 31, 2002 and 2001

General. Net income for the year ended December 31, 2002 was $1.6 million compared to net income of $2.0 million for 2001, a decrease of $379,000. The decrease in net income was primarily the result of an increase in provision for loan losses of $157,000, a decrease in net interest income of $371,000, and an increase in non-interest expense of $269,000. These items were partially offset by an increase in non-interest income of $116,000 and a reduction in income tax expense of $302,000. Further details regarding the changes in the income and expenses are discussed below.

Interest Income. Interest income decreased $3.1 million or 18.0% to $14.3 million for the year ended December 31, 2002. The decrease in interest income was primarily the result of loan interest income decreasing $2.9 million to $12.2 million along with a decrease of $228,000 to $2.1 million in securities and other interest earning assets. The average yield for the year on the loan portfolio decreased to 7.62% in 2002 compared to 8.19% in 2001. The decrease in loan interest income occurred as a result of a reduction in average balances of loans outstanding in 2002 compared to 2001, and lower average rates during 2002.

Interest Expense. Interest expense for 2002 decreased $2.8 million or 25.7% over 2001 interest expense. The majority of the decrease was due to less interest expense on deposits, which decreased $2.7 million in 2002. The average rate for time deposits decreased 153 basis points from 2001 to 2002. The average rate for money market accounts decreased by 161 basis points to 2.02% for 2002 along with a decrease of 61 basis points on the average rate for savings accounts, and a decrease of 47 basis points on NOW accounts. Other borrowed funds declined 24 basis points to 5.08% in 2002.

Net interest income. Net interest income decreased $371,000 or 5.6% from $6.7 million to $6.3 million for the year ended December 31, 2002. The average spread increased to 2.44% over the 2.39% reported in 2001. Average interest-earning assets margin decreased to 2.87% in 2002 from 2.88% in 2001.

Provision for Loan Losses. The provision for loan losses for 2002 was $732,000 compared to $575,000 in 2001, an increase of $157,000. The provision for loan losses less net charge-offs for the year resulted in a $181,000 increase in the allowance for loan losses. The allowance for loan losses of $2.1 million at December 31, 2002 was a 9.2% increase compared to December 31, 2001. Management will continue to maintain the allowance for loan losses at a level deemed adequate by management based on its quarterly analysis and will include additional consideration of non-performing loans.

Comparison of Years Ended December 31, 2002 and 2001 (Continued)

Noninterest income. Noninterest income increased from $1.3 million in 2001 to $1.5 million in 2002. The majority of this change occurred as a result of our increases in net gain on sale of loans to $475,000 in 2002 compared to $234,000 for 2001, an increase of $241,000 or 103.0%. Trust and brokerage fees increased $46,000 and $22,000 or 43.5% and 48.4% to $153,000 and $66,000 in 2002 primarily from additional trust assets under management and fee changes in trust accounts and increased volume of discount brokerage services. Other service charges and fees of $425,000 in 2002 decreased by $163,000 compared to $588,000 for 2001. This decrease included an additional $101,000 in net losses on the sale of repossessed assets in 2002.

Noninterest expense. Total noninterest expense increased $269,000 from $4.7 million to $5.0 million. Salaries and employee benefits increased $135,000 in 2002 over 2001, primarily a result of increases in salaries of $116,000 and an increase in benefits of $19,000. Other expense increased $140,000 to $793,000 in 2002. This was primarily due to an increase in impairment provisions on low-income housing partnership investments of $55,000 from a new partnership investment, increases in advertising of $14,000 and increases in other operating expenses of $45,000 between periods.

Income tax expense. Income tax expense decreased from $773,000 to $471,000 in the current year. This decrease was due to lower taxable income for 2002 coupled with more federal tax credits from a new investment in a low-income housing limited liability partnership. The Company now has four such investments aggregating $1.8 million as of December 31, 2002. Management's intent of these investments is not to be involved in the operational aspects of the partnerships, but solely for tax planning. Northeast Indiana Bancorp, Inc.'s effective tax rate was 22.8% in 2002 as compared to 28.2% in 2001.

Comparison of Years Ended December 31, 2001 and 2000

General. Net income for the year ended December 31, 2001 was $2.0 million as compared to net income of $1.3 million for 2000, an increase of $686,000. The increase in net income was primarily the result of a decrease in provision for loan losses of $1.0 million that was offset by a $409,000 reduction in net interest income along with a $338,000 improvement in non-interest income. The increase in earnings was partially offset by an increase of $332,000 in income tax expense. Further details regarding the changes in the income and expenses are discussed below.

Interest Income. Interest income decreased $2.1 million or 10.9% to $17.4 million for the year ended December 31, 2001. The decrease in interest income was primarily the result of mortgage loan interest income decreasing $1.0 million to $11.1 million along with a decrease of $880,000 to $4.0 million in consumer and other loan interest income. The average yield for the year on the loan portfolio decreased to 8.19% in 2001 compared to 8.24% in 2000. The decrease in loan interest income occurred as a result of a reduction in average balances of loans outstanding in 2001 compared to 2000, and lower average rates during 2001.

Interest Expense. Interest expense for 2001 decreased $1.7 million or 13.8% over 2000 interest expense. The majority of the decrease was due to lower interest costs for borrowings, which decreased 83 basis points in 2001, compared to 2000. The average rate for time deposits decreased 11 basis points from 2000 to 2001. The average rate for money market accounts decreased by 132 basis points to 3.63% for 2001 along with a decrease of 14 basis points in the average rate for savings accounts.

Comparison of Years Ended December 31, 2001 and 2000 (Continued)

Net interest income. Net interest income decreased $409,000 or 5.8% from $7.1 million to $6.7 million for the year ended December 31, 2001. The average spread held steady at 2.39%. Average interest-earning assets margin decreased to 2.88% from 2.90% due to a decrease in income earnings products offered during 2001 that was offset by a similar decrease in interest-bearing liabilities offered in 2001.

Provision for Loan Losses. The provision for loan losses for 2001 was $575,000 compared to $1.6 million in 2000, a decrease of $1.0 million. The provision for loan losses less net charge-offs for the year resulted in a $46,000 decrease in the allowance for loan losses. The allowance for loan losses of $2.0 million at December 31, 2001 was a 2.3% decrease compared to December 31, 2000.

Noninterest income. Noninterest income increased from $1.0 million in 2000 to $1.3 in 2001. The majority of this change occurred as a result of our increases in net gain on sale of loans to $234,000 in 2001 compared to $22,000 for 2000, an increase of $212,000. Other service charges and fees of $588,000 in 2001 increased by $114,000 compared to $474,000 for 2000. This increase included $79,000 in additional loan fees and an increase in ATM operating income of $47,000.

Noninterest expense. Total noninterest expense decreased from $4.8 million to $4.7 million or $73,000. Salaries and employee benefits decreased $155,000 in 2001 over 2000, the result of a reduction in the cost associated with employee benefits, this was offset by higher insurance cost and higher personnel costs a result of hiring additional staff and salary increases. During 2001, data processing costs increased $60,000 primarily due to higher volume and additional processing costs incurred as we expand our product lines.

Income tax expense. Income tax expense increased from $441,000 to $773,000. This increase was due to higher taxable income for 2001 partially reduced by increased tax benefits from the investment in low-income housing limited liability partnerships.

Asset/Liability Management

First Federal, like other financial institutions, is subject to interest rate risk to the extent that its interest-bearing liabilities reprice on a different basis than its interest-earning assets. Office of Thrift Supervision ("OTS") regulations provide a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts.

Management has established maximum limits for changes in net portfolio value resulting from changes in interest rates based on consideration of First Federal's portfolio mix of interest-earning assets and interest-bearing liabilities along with management's objectives for managing these portfolios in varying interest rate environments. Management monitors various indicators of interest rate risk, including NPV, and expectations regarding interest rate movements along with consideration of First Federal's overall capital levels to determine acceptable levels of interest rate risk. First Federal's interest-earning assets are composed primarily of loans, especially mortgage loans. Management has offered adjustable rate loan products to assist in the management of interest rate risk. At December 31, 2002, adjustable rate loans comprised 33.4% of the total loan portfolio. The interest rate exposure as outlined in the NPV table reflects our exposure to a rising interest rate environment due to the concentration of longer term mortgage loans funded by relatively shorter-term deposits and FHLB advances. In

Asset/Liability Management (continued)

addition, the interest rate risk is also impacted by adjustable rate loans, which are tied to indices, which lag behind market rates. Management is aware of First Federal's interest rate risk exposure in a rising interest rate environment. To address this interest rate risk, which we would categorize as moderately high in comparison to our peers, management will continue to market adjustable rate mortgage loans when possible and review longer term funding sources. Management also considers the current capital position of First Federal and the composition of the loan portfolio and monitors these factors in conjunction with its strategic plan of offering various mortgage loan products to customers in our market area. As stated earlier, First Federal is now using the secondary market to assist in managing our interest rate risk exposure. We are also making adjustable rate commercial loans when possible. Nonetheless, our interest rate exposure, particularly in a rising interest rate environment, will grow, especially to the extent that loan demand produces increases in balance sheet growth. While management monitors and, from time to time, takes actions to adjust our interest rate risk, we believe a rising interest rate environment will have an adverse impact on our profitability.

Presented below, as of December 31, 2002 and December 31, 2001, is an analysis of First Federal's estimated interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in interest rates, up and down 300 basis points in 100 point increments. Due to current low interest rates the change in rates does not include results for the minus 200 basis points or minus 300 basis points scenarios. Assumptions used in calculating the amounts in this table are those assumptions utilized by the OTS in assessing the interest rate risk of the thrifts it regulates. NPV is calculated by the OTS for the purposes of interest rate risk assessment and should not be considered as an indicator of value of First Federal.

During 2002, our rate sensitivity showed an increase over last year from (233) bp at December 31, 2001 to (438) bp as of December 31, 2002 based on a 200 basis point increase in rates. The rising rate scenarios reflect the decreasing Net Portfolio Value (NPV) of equity.

At December 31, 2002

	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets	
Change In Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in Thousands)				
+300 bp	$ 11,149	$ (13,434)	(55)%	5.05%	(545) bp
+200	13,810	(10,774)	(44)	6.12	(438)
+100	15,919	(8,664)	(35)	6.91	(359)
0	24,584	-	-	10.51	-
-100	16,133	(8,451)	(34)	6.80	(370)
-200	-	-	-	-	-
-300	-	-	-	-	-

Asset/Liability Management (continued)

At December 31, 2001					
	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets	
Change In Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in Thousands)				
+300 bp	$ 18,853	$ (10,382)	(36)%	8.14%	(370) bp
+200	22,516	(6,719)	(23)	9.51	(233)
+100	26,148	(3,087)	(11)	10.80	(104)
0	29,235	-	-	11.84	-
-100	30,892	1,657	6	12.34	50
-200	-	-	-	-	-
-300	-	-	-	-	-

Due to the current low interest rate environment, the OTS's NPV model is not calculating results for the minus 200 bp or minus 300 bp scenario. Based on these limitations, in the event of a 200 basis point increase in interest rates compared to a 100 basis point decrease in interest rates using NPV estimates as of December 31, 2002, First Federal would experience a 44% decrease in NPV in a rising rate environment, while experiencing a 34% decrease in NPV in a declining rate environment.

During periods of rising rates, the value of monetary assets and liabilities decline. Conversely, during periods of falling rates, the value of monetary assets and liabilities increase. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (*i.e.*, the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement). Based upon the NPV methodology, the increased level of interest rate risk experienced by First Federal in 2002 was primarily due to the extreme increase in the fair market value of First Federal's putable FHLB advances. The fair market price increases were a direct result of the rates remaining constant on such advances while interest rates, in general, declined further during the year 2002. The increases in present values on the liability side, without similar asset present value increases, show a sharp decline in the net present value of equity. Furthermore, to the extent that we use liabilities with shorter terms to maturity than the assets in which we invest, we will continue to experience increased levels of interest rate risk in a rising interest rate environment.

In evaluating First Federal's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing table.

Average Balances, Interest Rates and Yields

The following table presents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are daily average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

	Year Ended December 31,								
	2002			2001			2000		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
				(Dollars in Thousands)					
Interest-earning assets:									
Loans receivable[1]	$ 160,486	$ 12,223	7.62%	$ 184,684	$ 15,134	8.19%	$ 207,119	$ 17,063	8.24%
Securities	38,278	1,510	3.94	27,070	1,469	5.43	28,376	1,844	6.50
FHLB stock	4,947	298	6.02	4,913	365	7.43	4,913	405	8.24
Other interest-earning assets	15,915	266	1.67	14,751	468	3.17	3,550	253	7.13
Total interest earning assets[1]	219,626	14,297	6.51	231,418	17,436	7.53	243,958	19,565	8.02
Non-interest earning assets	9,982			10,479			10,549		
Total assets	$ 229,608			$ 241,897			$ 254,507		
Interest-bearing liabilities:									
Savings	$ 10,491	132	1.26	$ 9,390	176	1.87	$ 9,738	196	2.01
Money market	19,149	386	2.02	18,558	674	3.63	18,092	895	4.95
NOW	12,520	134	1.07	11,443	176	1.54	11,013	165	1.50
Time	81,804	3,663	4.48	100,257	6,027	6.01	90,979	5,564	6.12
Borrowed funds	72,488	3,682	5.08	69,709	3,712	5.32	92,065	5,665	6.15
Total interest bearing liabilities	196,452	7,997	4.07	209,357	10,765	5.14	221,887	12,485	5.63
Non-interest bearing liabilities	6,715			5,766			6,339		
Total liabilities	203,167			215,123			228,226		
Total shareholders' equity	26,441			26,774			26,281		
Total liabilities and shareholders' equity	$ 229,608			$ 241,897			$ 254,507		
Net interest income		$ 6,300			$ 6,671			$ 7,080	
Net interest rate spread			2.44%			2.39%			2.39%
Net interest earning assets	$ 23,174			$ 22,061			$ 22,071		
Net yield on average interest-earning assets			2.87%			2.88%			2.90%
Average interest-earning assets to average interest-bearing liabilities			1.12x			1.11x			1.10x

(1) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses. Also includes Loans Held for Sale net of lower of cost or market.

Interest Rate Spread

The following table presents the weighted average yields on loans, investments and other interest-earning assets, and the weighted average rate on deposits and borrowings and the resulting interest rate spreads at the dates indicated.

	At December 31,		
	2002	2001	2000
Weighted average yield on:			
Loans receivable	7.40%	8.07%	8.41%
Securities	4.08	5.30	6.82
Other interest-earning assets	1.28	1.71	6.12
Combined weighted average yield on interest-earning assets	6.30	6.93	8.16
Weighted average rate on:			
Savings	0.97	1.49	2.00
Money market	1.63	2.18	5.27
NOW	0.77	1.24	1.55
Time	3.96	5.09	6.54
Borrowed funds	5.32	5.47	6.17
Repurchase agreements	1.18	1.60	5.77
Combined weighted average rate on interest-bearing liabilities	3.73	4.40	5.82
Spread	2.57	2.53	2.34

The loans receivable yield, which is the largest portion of interest income, decreased 67 basis points to 7.40%, an 8.3% decrease at the end of period 2002 yield compared to 8.07% at the end of 2001. The overall weighted average yield decreased 63 basis points to 6.30% at the end of 2002 down from 6.93% at the end of 2001, a 9.1% decrease. Interest-bearing liabilities rate changes were also lower on the major liability products. Time deposits decreased to 3.96% at the end of 2002 compared to 5.09% at the end of 2001, a 113 basis point decrease. Money market accounts decreased 55 basis points to 1.63% at the end of 2002 compared to 2.18% at the end of 2001, a 25.2% decrease. Borrowing rates decreased 15 basis points in 2002 to 5.32% compared to 5.47% at the end of 2001. The repurchase agreements reflect the end of period rates paid on our repurchase accounts that compliment our sweep accounts. The combined interest-bearing liabilities weighted average rates decreased to 3.73% at the end of 2002 compared to 4.40% at the end of 2001. This 67 basis points decrease in interest costs compared to the earning assets yields smaller decrease of 63 basis points caused the spread to widen to 2.57% at the end of 2002 compared to 2.53% at the end of 2001, a 4 basis point improvement over 2001.

Rate/Volume Analysis

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to:

- Changes in volume (i.e., changes in volume multiplied by old rate)
- Changes in rate (i.e., changes in rate multiplied by old volume)

For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended December 31,					
	2002 vs. 2001			2001 vs. 2000		
	Increase (Decrease) Due to Volume	Increase (Decrease) Due to Rate	Total Increase (Decrease)	Increase (Decrease) Due to Volume	Increase (Decrease) Due to Rate	Total Increase (Decrease)
			(Dollars in Thousands)			
Interest-earning assets:						
Loans receivable	$ (1,892)	$ (1,019)	$ (2,911)	$ (1,839)	$ (90)	$ (1,929)
Securities	508	(467)	41	(82)	(293)	(375)
FHLB stock	2	(69)	(67)	-	(40)	(40)
Other interest-earning assets	34	(236)	(202)	422	(207)	215
Total interest-earning assets	$ (1,348)	$ (1,791)	$ (3,139)	$ (1,499)	$ (630)	$ (2,129)
Interest-bearing liabilities:						
Savings	$ 19	$ (63)	$ (44)	$ (7)	$ (13)	$ (20)
Money market	21	(309)	(288)	23	(244)	(221)
NOW	15	(57)	(42)	7	4	11
Time	(991)	(1,373)	(2,364)	559	(96)	463
Borrowed funds	145	(175)	(30)	(1,256)	(697)	(1,953)
Total interest-bearing liabilities	$ (791)	$ (1,977)	$ (2,768)	$ (674)	$ (1,046)	$ (1,720)
Net interest income			$ (371)			$ (409)

Liquidity and Capital Resources

First Federal's primary sources of funds are deposits, borrowings from the FHLB, the sale of fixed rate mortgages to the secondary market and principal and interest payments on loans. While scheduled repayments of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. First Federal has maintained its liquidity position by, among other things, monitoring its cash and cash equivalents while reducing balances in rate sensitive jumbo deposits.

OTS regulations require First Federal to maintain sufficient liquidity to assure its safe and sound operation. A measure of liquidity for thrift institutions is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. As of December 31, 2002, First Federal's average liquidity ratio was 20.6%, of which 85.8% was comprised of short-term investments. Management believes First Federal has maintained adequate liquidity.

During the year ended December 31, 2002, there was a net decrease in cash and cash equivalents of $8.0 million. The major source of funds during the year included proceeds from sale of long-term fixed rate mortgages to the secondary market of $20.5 million, proceeds from called/sold investments and principal payments of $24.7 million, new advances from FHLB of $2.0 million along with a net decrease in loans providing $9.8 million. These proceeds were used to purchase $27.9 million in securities, allowed a decrease in deposits of $14.7 million including rate sensitive jumbo time deposits, purchased $3.5 million in loans from other institutions and purchased $1.3 million of Northeast Indiana Bancorp stock.

During the year ended December 31, 2001, there was a net increase in cash and cash equivalents of $19.7 million. The major source of funds during the year included proceeds from sale of long-term fixed rate mortgages to the secondary market of $12.7 million, proceeds from called investments and principal payments of $18.6 million along with a net decrease in loans providing $33.8 million. These proceeds were used to purchase $26.6 million in securities, allowed a decrease in deposits of $9.8 million including rate sensitive jumbo time deposits, reduced FHLB advances by $2.4 million and purchased $2.1 million of Northeast Indiana Bancorp stock.

Under currently effective capital regulations, savings associations must meet a 4.0% core capital requirement and a total capital to risk weighted assets ratio of 8.0%. At December 31, 2002, First Federal's core capital ratio was 10.9% and its total capital to risk weighted assets ratio was 18.3%. First Federal's capital significantly exceeds all capital requirements currently in effect and the institution is considered "well-capitalized" under federal regulations. See Note 11 of the Notes to Consolidated Financial Statements.

During 2002, Northeast Indiana Bancorp completed its eighth stock repurchase program which began in September 2001; 17,677 shares of stock were purchased in 2002 related to this program. Northeast Indiana Bancorp implemented its ninth stock repurchase program in March 2002. Northeast Indiana Bancorp had repurchased 63,500 of the shares authorized for repurchase as of December 31, 2002. 6,499 shares were also repurchased upon the exercise of stock options in 2002 in accordance with the stock option plan agreement. As stock is repurchased, it becomes treasury stock and can be used for general corporate purposes. At December 31, 2002 the Company had 1,143,614 shares of treasury stock and 1,497,058 of common stock outstanding.

Impact of Inflation and Changing Prices

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation can be found in the increased cost of Northeast Indiana Bancorp's operations. Nearly all of our assets and liabilities are financial, unlike most industrial companies. As a result, Northeast Indiana Bancorp's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. Our ability to match the financial assets to the financial liabilities in its asset/liability management will tend to minimize the change of interest rates on our performance. Changes in investment rates do not necessarily move to the same extent as changes in the price of goods and services.

Newly Issued But Not Yet Effective Accounting Standards

New accounting standards for asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management has determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Company's consolidated financial condition or results of operations.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Northeast Indiana Bancorp, Inc.
Huntington, Indiana

We have audited the accompanying consolidated balance sheets of Northeast Indiana Bancorp, Inc. as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northeast Indiana Bancorp, Inc. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

South Bend, Indiana
February 13, 2003

NORTHEAST INDIANA BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2002, and 2001

	2002	2001
ASSETS		
Interest earning cash and cash equivalents	$ 15,195,326	$ 23,541,599
Noninterest earning cash and cash equivalents	3,061,082	2,750,133
Total cash and cash equivalents	18,256,408	26,291,732
Securities available for sale	42,838,211	39,365,026
Securities held to maturity (fair value: 2002 - $225,000; 2001 - $306,000)	225,000	306,000
Loans held for sale, net of unrealized losses of $0 in 2002 and $3,278 in 2001	409,375	1,543,422
Loans receivable, net of allowance for loan losses of $2,135,630 in 2002 and $1,954,900 in 2001	154,559,565	162,830,186
Accrued interest receivable	694,593	753,000
Premises and equipment, net	2,176,356	2,298,102
Investments in limited liability partnerships	1,833,375	1,546,177
Other assets	4,026,032	3,460,884
Total assets	$ 225,018,915	$ 238,394,529
LIABILITIES AND SHAREHOLDERS' EQUITY		
Demand - noninterest bearing	$ 4,926,793	$ 4,579,159
Savings	10,396,258	9,261,040
NOW and MMDA	31,029,233	31,350,364
Time	76,004,368	91,839,448
Total deposits	122,356,652	137,030,011
Borrowed funds	74,893,922	73,966,411
Accrued expenses and other liabilities	1,205,856	1,117,069
Total liabilities	198,456,430	212,113,491
Shareholders' equity		
Preferred stock, no par value; 500,000 shares authorized; 0 shares issued	-	-
Common stock, $.01 par value; 4,000,000 shares authorized; 2,640,672 shares issued; 2002 - 1,497,058 shares outstanding; 2001 - 1,550,656 shares outstanding	26,407	26,407
Additional paid in capital	29,000,459	28,874,771
Retained earnings, substantially restricted	13,285,229	12,447,813
Unearned employee stock ownership plan shares	(482,351)	(620,566)
Unearned recognition and retention plan shares	(3,918)	(12,555)
Accumulated other comprehensive income (loss), net of tax	139,555	20,979
Treasury stock, at cost; 2002 - 1,143,614 shares; 2001 - 1,090,016 shares	(15,402,896)	(14,455,811)
Total shareholders' equity	26,562,485	26,281,038
Total liabilities and shareholders' equity	$ 225,018,915	$ 238,394,529

The accompanying notes are an integral part of these consolidated financial statements.

NORTHEAST INDIANA BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Interest income			
Loans, including fees	$ 12,223,690	$ 15,133,873	$ 17,062,817
Taxable securities	1,751,720	1,814,294	2,227,100
Non-taxable securities	56,282	19,635	22,317
Deposits with financial institutions	265,581	468,105	253,305
Total interest income	14,297,273	17,435,907	19,565,539
Interest expense			
Deposits	4,315,055	7,052,334	6,820,286
Borrowed funds	3,682,428	3,712,402	5,665,012
Total interest expense	7,997,483	10,764,736	12,485,298
Net interest income	6,299,790	6,671,171	7,080,241
Provision for loan losses	732,300	575,212	1,590,546
Net interest income after provision for loan losses	5,567,490	6,095,959	5,489,695
Noninterest income			
Service charges on deposit accounts	354,539	374,350	362,188
Net loss on sale of securities	(10,535)	-	(11,886)
Net gain on sale of loans	475,053	234,034	22,531
Trust fees	153,218	106,808	88,488
Brokerage fees	66,138	44,578	74,560
Other service charges and fees	425,378	588,134	473,712
Total noninterest income	1,463,791	1,347,904	1,009,593
Noninterest expense			
Salaries and employee benefits	2,600,923	2,465,599	2,620,818
Occupancy	466,357	462,486	440,456
Data processing	621,523	631,802	571,854
Deposit insurance premium	23,570	26,969	27,335
Professional fees	240,688	236,434	200,755
Correspondent bank charges	224,734	226,944	233,658
Other expense	792,869	651,675	680,082
Total noninterest expense	4,970,664	4,701,909	4,774,958
Income before income taxes	2,060,617	2,741,954	1,724,330
Income tax expense	470,721	772,577	440,887
Net income	$ 1,589,896	$ 1,969,377	$ 1,283,443
Basic earnings per common share	$ 1.09	$ 1.28	$ 0.80
Diluted earnings per common share	$ 1.06	$ 1.25	$ 0.79

The accompanying notes are an integral part
of these consolidated financial statements.

NORTHEAST INDIANA BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2002, 2001 and 2000

	Common Stock	Additional Paid in Capital	Retained Earnings	Unearned Employee Stock Ownership Plan Shares	Unearned Recognition and Retention Plan Shares	Accumulated Other Comprehensive Income (Loss), Net of Tax	Treasury Stock	Total Shareholders' Equity
Balance, January 1, 2000	$ 26,407	$ 28,733,423	$ 10,641,144	$ (1,018,325)	$ (229,851)	$ (543,742)	$ (11,953,757)	$ 25,655,299
Net income	-	-	1,283,443	-	-	-	-	1,283,443
Other comprehensive income:								
Net change in unrealized gains (losses) on securities available for sale, net of reclassification adjustments	-	-	-	-	-	806,828	-	-
Total tax effect	-	-	-	-	-	(318,504)	-	-
Total other comprehensive income	-	-	-	-	-	488,324	-	488,324
Total comprehensive income	-	-	-	-	-	-	-	1,771,767
Cash dividends ($.41 per share)	-	-	(710,816)	-	-	-	-	(710,816)
Purchase of 64,922 shares of treasury stock	-	-	-	-	-	-	(730,927)	(730,927)
Issuance of 4,422 shares of treasury stock upon exercise of stock options	-	(5,942)	-	-	-	-	48,879	42,937
30,500 shares committed to be released under the ESOP	-	90,233	-	251,930	-	-	-	342,163
Purchase of 500 treasury stock shares for RRP	-	129	-	-	(5,656)	-	5,527	-
Amortization of RRP contributions, net of 984 RRP shares forfeited	-	-	-	-	214,311	-	(10,977)	203,334
Balance, December 31, 2000	26,407	28,817,843	11,213,771	(766,395)	(21,196)	(55,418)	(12,641,255)	26,573,757
Net income	-	-	1,969,377	-	-	-	-	1,969,377
Other comprehensive income:								
Net change in unrealized gains (losses) on securities available for sale	-	-	-	-	-	128,141	-	-
Total tax effect	-	-	-	-	-	(51,744)	-	-
Total other comprehensive income	-	-	-	-	-	76,397	-	76,397
Total comprehensive income	-	-	-	-	-	-	-	2,045,774
Cash dividends ($.45 per share)	-	-	(735,335)	-	-	-	-	(735,335)
Purchase of 169,492 shares of treasury stock	-	-	-	-	-	-	(2,118,144)	(2,118,144)
Issuance of 27,612 shares of treasury stock upon exercise of stock options	-	(35,474)	-	-	-	-	303,588	268,114
Tax effect of stock plans	-	24,064	-	-	-	-	-	24,064
17,588 shares committed to be released under the ESOP	-	68,338	-	145,829	-	-	-	214,167
Amortization of RRP contributions	-	-	-	-	8,641	-	-	8,641
Balance at December 31, 2001	26,407	28,874,771	12,447,813	(620,566)	(12,555)	20,979	(14,455,811)	26,281,038
Net income	-	-	1,589,896	-	-	-	-	1,589,896
Other comprehensive income:								
Net change in unrealized gains (losses) on securities available for sale	-	-	-	-	-	302,776	-	-
Total tax effect	-	-	-	-	-	(184,200)	-	-
Total other comprehensive income	-	-	-	-	-	118,576	-	118,576
Total comprehensive income	-	-	-	-	-	-	-	1,708,472
Cash dividends ($.49 per share)	-	-	(752,480)	-	-	-	-	(752,480)
Purchase of 87,676 shares of treasury stock	-	-	-	-	-	-	(1,320,253)	(1,320,253)
Issuance of 34,078 shares of treasury stock upon exercise of stock options	-	(16,685)	-	-	-	-	373,168	356,483
Tax effect of stock plans	-	37,080	-	-	-	-	-	37,080
16,733 shares committed to be released under the ESOP	-	105,293	-	138,215	-	-	-	243,508
Amortization of RRP contributions	-	-	-	-	8,637	-	-	8,637
Balance, December 31, 2002	$ 26,407	$ 29,000,459	$ 13,285,229	$ (482,351)	$ (3,918)	$ 139,555	$ (15,402,896)	$ 26,562,485

The accompanying notes are an integral part of these consolidated financial statements.

NORTHEAST INDIANA BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities			
Net income	$ 1,589,896	$ 1,969,377	$ 1,283,443
Adjustments to reconcile net income to net cash from operating activities			
Depreciation and amortization	555,379	409,445	392,626
Provision for loan losses	732,300	575,212	1,590,546
Net (gain) loss on sale of:			
Foreclosed real estate and repossessed assets	115,931	(26,760)	68,474
Premises and equipment	-	4,429	14,251
Securities available for sale	10,535	-	11,886
Loans held for sale	(475,053)	(234,034)	(22,531)
Originations of loans held for sale	(18,855,817)	(13,962,342)	(1,158,650)
Proceeds from loans sold	20,464,917	12,652,954	1,181,181
Reduction of obligation under ESOP	243,508	214,167	342,163
Amortization of RRP	8,637	8,641	203,334
Net change in:			
Other assets	(487,036)	4,128	(1,331,881)
Accrued interest receivable	58,407	142,612	(55,645)
Accrued expenses and other liabilities	88,787	(58,688)	49,750
Total adjustments	2,460,495	(270,236)	1,285,504
Net cash from operating activities	4,050,391	1,699,141	2,568,947
Cash flows from investing activities			
Investment in limited liability partnership	(500,000)	-	-
Net decrease in interest-bearing deposits in financial institutions	-	-	100,000
Purchases of securities available for sale	(27,870,418)	(26,559,506)	(5,129,734)
Proceeds from maturities and principal payments of:			
Securities available for sale	23,191,989	18,549,112	393,361
Securities held to maturity	81,000	77,000	73,463
Proceeds from sale of securities available for sale	1,405,188	-	7,479,825
Purchases of loans	(3,464,773)	(79,997)	(1,006,837)
Proceeds from sale of participation loans	-	2,300,000	-
Net change in loans	9,824,524	33,773,116	6,396,582
Proceeds from sale of foreclosed real estate and repossessed assets	837,407	1,200,931	533,682
Expenditures on premises and equipment	(136,677)	(310,600)	(213,296)
Proceeds from sale of premises and equipment	8,143	-	600
Net cash from investing activities	3,376,383	28,950,056	8,627,646
Cash flows from financing activities			
Net change in deposits	(14,673,359)	(9,776,107)	3,594,525
Advances from FHLB	2,000,000	29,000,000	149,000,000
Repayment of FHLB advances	-	(31,399,663)	(162,099,085)
Additional borrowings and payments of demand notes	100,000	(175,000)	(465,000)
Net change in other borrowed funds	(1,172,489)	4,002,404	848,836
Dividends paid	(752,480)	(735,335)	(710,816)
Purchase of treasury stock	(1,320,253)	(2,118,144)	(730,927)
Sale of treasury stock	356,483	268,114	42,937
Net cash from financing activities	(15,462,098)	(10,933,731)	(10,519,530)
Net change in cash and cash equivalents	(8,035,324)	19,715,466	677,063
Cash and cash equivalents at beginning of year	26,291,732	6,576,266	5,899,203
Cash and cash equivalents at end of year	$ 18,256,408	$ 26,291,732	$ 6,576,266
Cash paid for:			
Interest	$ 7,991,828	$ 10,815,628	$ 12,540,501
Income taxes	628,300	727,300	851,975
Non-cash transactions:			
Investment in obligation relative to limited liability partnership	$ -	$ -	$ 500,000
Transfer from loans to other real estate and repossessed assets	1,178,570	752,616	1,263,152

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include the accounts of Northeast Indiana Bancorp, Inc. ("Northeast Indiana Bancorp") and its wholly-owned subsidiary, First Federal Savings Bank ("First Federal") and its wholly owned subsidiary Northeast Indiana Financial ("Northeast Indiana Financial"), together referred to as "the Company". Northeast Indiana Bancorp, Inc. was organized for the purpose of owning all of the outstanding stock of First Federal Savings Bank. Intercompany transactions and balances have been eliminated in consolidation.

The primary source of income for Northeast Indiana Bancorp is the origination of commercial and residential real estate loans in northeastern Indiana. Loans secured by real estate mortgages comprise approximately 82% and 80% of the loan portfolio at December 31, 2002 and 2001, and are primarily secured by residential mortgages.

Use of Estimates: To prepare the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flow Reporting: Cash and cash equivalents are defined as cash and due from banks and short-term interest earning deposits in financial institutions with original maturities under 90 days. Net cash flows are reported for customer loan and deposit transactions as well as securities sold under agreements to repurchase with original maturities of 90 days or less.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income or loss and shareholders' equity, net of tax. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Payments received on such loans are reported as principal reductions. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that all principal and interest amounts will not be collected according to the original terms of the loan.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at the lower of the loan balance or fair value when acquired, establishing a new cost basis. If the value subsequently declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed. Foreclosed assets totaled $527,861 and $302,629 at December 31, 2002 and 2001.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments in Limited Liability Partnerships: These represent the Company's investments in affordable housing projects for the primary purpose of available tax benefits. They are accounted for using the cost method of accounting. The excess of the carrying amount of the investment over its estimated residual value is amortized during the periods in which associated tax credits are allocated to the investor. The annual amortization of the investment is based on the proportion of tax credits received in the current year to total estimated tax credits to be allocated to the Company. These investments are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the investments are reported at discount amounts.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over asset useful lives on the straight line basis. The useful lives for buildings and leasehold improvements range from 10 to 40 years. The useful lives for furniture, fixtures and equipment range from 3 to 10 years.

Company (or Bank) Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Long-term Assets: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Securities Sold Under Repurchase Agreements: Substantially all securities sold under repurchase agreements represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise plan equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per common share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation.*

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2002	2001	2000
Net income as reported	$ 1,589,896	$ 1,969,377	$ 1,283,443
Deduct: Stock-based compensation expense determined under fair value based method	(15,588)	(12,685)	(180,461)
Pro forma net income	$ 1,574,308	$ 1,956,692	$ 1,102,982
Basic earnings per common share as reported	$ 1.09	$ 1.28	$ .80
Pro forma basic earnings per common share	1.08	1.27	.69
Diluted earnings per common share as reported	1.06	1.25	.79
Pro forma diluted earnings per common share	1.05	1.25	.68

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

	2002	2001	2000
Risk-free interest rate	4.28%	4.32%	6.32%
Expected option life in years	6	7	6
Expected stock price volatility	24.7%	22.9%	23.5%
Dividend yield	3.37%	3.95%	3.76%

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Employee Stock Ownership Plan: The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP and RRP shares are considered outstanding for this calculation unless unearned. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

Stock Dividends: Common share amounts related to the ESOP plan, stock compensation plans and earnings and dividends per share are restated for stock dividends.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss includes unrealized gains and losses on securities available for sale, net of tax, which are also recognized as separate components of shareholders' equity.

Industry Segment: Northeast Indiana Bancorp and its subsidiary are primarily organized to operate in the banking industry. Substantially all revenues and services are derived from banking products and services in northeastern Indiana. While Northeast Indiana Bancorp's chief decision makers monitor various products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of Northeast Indiana Bancorp's banking operations are considered by management to be aggregated in one business segment.

Newly Issued But Not Yet Effective Accounting Standards: New accounting standards for asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management has determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Company's consolidated financial condition or results of operations.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the Company's consolidated financial statements.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by First Federal to Northeast Indiana Bancorp or by Northeast Indiana Bancorp to shareholders.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassifications: Some items in the prior year's financial statements were reclassified to conform to the current presentation.

(Continued)

NOTE 2 - SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available for sale - 2002			
U.S. Government agencies	$ 6,137,150	$ 132,078	$ -
Mutual funds	11,106,395	22,581	-
Mortgage-backed	16,407,960	333,213	(4,925)
States and political subdivisions	285,856	16,813	-
FHLB Stock	5,063,100	-	-
Equity	3,837,750	24,000	(186,250)
	$42,838,211	$ 528,685	$ (191,175)
Available for sale - 2001			
U.S. Government agencies	$ 4,045,050	$ 49,295	$ -
Mutual funds	898,857	-	-
Mortgage-backed	25,301,456	100,758	(48,546)
States and political subdivisions	271,163	2,257	-
FHLB Stock	4,913,000	-	-
Equity	3,935,500	10,000	(79,030)
	$39,365,026	$ 162,310	$ (127,576)

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Held to maturity - 2002				
States and political subdivisions	$ 110,000	$ -	$ -	$ 110,000
Other debt securities	115,000	-	-	115,000
	$ 225,000	$ -	$ -	$ 225,000

NOTE 2 - SECURITIES (Continued)

	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Held to maturity - 2001				
States and political subdivisions	$ 191,000	$ -	$ -	$ 191,000
Other debt securities	115,000	-	-	115,000
	$ 306,000	$ -	$ -	$ 306,000

Contractual maturities of debt securities at year end 2002 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities and mutual funds backed by debt securities, are shown separately.

	Available for Sale	Held to Maturity	
	Fair Value	Carrying Amount	Fair Value
Due in one year or less	$ 4,062,775	$ -	$ -
Due from one to five years	2,201,091	225,000	225,000
Due from five to ten years	159,140	-	-
Mutual funds	11,106,395	-	-
Mortgage backed securities	16,407,960	-	-
	$ 33,937,361	$ 225,000	$ 225,000

Sales of securities available for sale were as follows:

	2002	2001	2000
Proceeds	$ 1,405,188	$ -	$ 7,479,825
Gross gains	3,663	-	-
Gross losses	(14,198)	-	(11,886)

Securities pledged at year end 2002 and 2001 had a carrying value of $12,514,000 and $10,588,000, and were pledged to secure securities sold under repurchase agreements and Federal Home Loan Bank advances.

(Continued)

NOTE 3 - LOANS RECEIVABLE, NET

Year end loans were as follows:

	2002	2001
Mortgage		
Secured by one-to-four family residences	$ 86,489,210	$ 95,777,368
Secured by other properties	23,190,685	23,823,754
Construction - residential	4,298,246	4,561,695
Construction - nonresidential	1,776,018	1,801,401
Automobile	10,408,734	12,787,567
Credit card	2,148,585	2,431,911
Commercial	12,067,607	14,258,860
Home equity and second mortgage	14,806,797	8,611,814
Other consumer	3,599,110	3,879,546
	158,784,992	167,933,916
Net of:		
Loans in process	(318,474)	(641,058)
Undisbursed portion of construction loans	(1,454,895)	(2,216,913)
Net deferred loan origination fees	(316,428)	(290,859)
Allowance for loan losses	(2,135,630)	(1,954,900)
Loans receivable, net	$ 154,559,565	$ 162,830,186

Activity in the allowance for loan losses was as follows:

	2002	2001	2000
Balance at beginning of year	$ 1,954,900	$ 2,001,172	$ 1,766,700
Provision charged to income	732,300	575,212	1,590,546
Charge-offs	(836,914)	(835,462)	(1,410,039)
Recoveries	285,344	213,978	53,965
Balance at end of year	$ 2,135,630	$ 1,954,900	$ 2,001,172

Impaired loans were as follows:

	2002	2001
Year-end loans with no allocated allowance for loan losses	$ 1,395,630	$ 623,820
Year-end loans with allocated allowance for loan losses	4,105,996	5,318,029
Total	$ 5,501,626	$ 5,941,849

(Continued)

NOTE 3 - LOANS RECEIVABLE, NET (Continued)

	2002	2001	2000
Amount of the allowance for loan losses allocated	$ 959,108	$ 1,049,596	$ 912,313
Average of impaired loans during the year	5,564,385	5,493,961	3,514,345
Interest income recognized during impairment	366,874	392,943	18,748
Cash-basis interest income recognized	365,208	373,510	18,748

Nonperforming loans were as follows:

	2002	2001
Loans past due over 90 days still on accrual	$ -	$ -
Nonaccrual loans	6,218,000	6,919,000

Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category.

NOTE 4 - SECONDARY MORTGAGE MARKETING ACTIVITIES

Activity for capitalized mortgage servicing rights and the related valuation allowance was as follows:

	2002	2001
Servicing rights:		
Beginning of year	$ 119,825	$ 11,498
Additions	188,558	124,156
Amortized to expense	(59,702)	(15,829)
End of year	$ 248,681	$ 119,825

(Continued)

NOTE 5 - PREMISES AND EQUIPMENT, NET

Year end premises and equipment were as follows:

	2002	2001
Land	$ 458,331	$ 458,331
Buildings and leasehold improvements	2,022,705	2,009,348
Furniture, fixtures and equipment	1,437,119	1,333,555
Total cost	3,918,155	3,801,234
Accumulated depreciation and amortization	(1,741,799)	(1,503,132)
	$ 2,176,356	$ 2,298,102

Depreciation expense was $250,000, $252,000 and $247,000 for 2002, 2001 and 2000.

NOTE 6 - DEPOSITS

Time deposits of $100,000 or more were $28,336,000 and $47,207,000 at year end 2002 and 2001.

Scheduled maturities of time deposits for the next five years were as follows:

2003	$ 44,867,792
2004	18,901,059
2005	11,564,946
2006	304,826
2007	235,858
Thereafter	129,887
	$ 76,004,368

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are secured by mortgage-backed securities with a carrying amount of $8,015,000 and $9,122,000 at year-end 2002 and 2001.

Securities sold under agreements to repurchase are financing arrangements that mature within one day. At maturity, the securities underlying the agreements are returned to the Company. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2002	2001
Average daily balance during the year	$ 6,562,312	$ 7,170,023
Average interest rate during the year	1.52%	2.99%
Maximum month-end balance during the year	$ 14,991,867	$16,250,277
Weighted average interest rate at year-end	1.18%	1.60%

NOTE 8 - BORROWED FUNDS

Year end borrowed funds were as follows:

	2002	2001
Federal Home Loan Bank (FHLB) advances	$ 67,000,000	$ 65,000,000
Securities sold under repurchase agreements	7,793,922	8,966,411
Demand notes	100,000	-
	$ 74,893,922	$ 73,966,411

FHLB advances have fixed and variable interest rates ranging from 2.37% to 6.88%. Scheduled maturities and the weighted average interest rates by maturity at year end 2002 were as follows:

		Weighted Average Interest Rate
2003	$ 13,000,000	4.88%
2004	3,000,000	4.46
2005	-	-
2006	-	-
2007	10,000,000	6.65
Thereafter	41,000,000	5.19
	$ 67,000,000	5.32%

FHLB advances are secured by FHLB stock, eligible mortgage loans and specifically pledged securities. At December 31, 2002 and 2001, in addition to FHLB stock, collateral of approximately $85.0 million and $97.9 million was pledged to the FHLB to secure advances outstanding.

In addition, $51,000,000 of the advances outstanding at December 31, 2002 contained options with dates ranging from March 19, 2003 to December 21, 2005, whereby the interest rate may be adjusted by the FHLB, at which time the advances may be repaid at the option of First Federal without penalty.

The demand notes relate to investments in limited partner interests in partnerships formed for the construction, ownership and management of affordable housing projects. The total original amount of the notes was $2,400,000 for 2002 and $1,900,000 for 2001, with $2,300,000 and $1,900,000 funded at year end 2002 and 2001. Payments were required within five days of written demand; however, the note could be prepaid in full or in part at the option of the maker at any time without penalty. The obligation to make payment was absolute and unconditional.

(Continued)

NOTE 9 - EMPLOYEE BENEFITS

Employee Pension Plan: First Federal is part of a noncontributory multi-employer defined benefit pension plan covering substantially all employees. The trustees of the Financial Institutions Retirement Fund administer the plan. There is no separate actuarial valuation of plan benefits nor segregation of plan assets specifically for First Federal because the plan is a multi-employer plan and separate actuarial valuations are not made with respect to each employer nor are the plan assets so segregated. Expense for 2002, 2001 and 2000 was approximately $50,000, $109,000 and $137,000.

401(k) Plan: Northeast Indiana Bancorp has a 401(k) plan for all employees who have completed one year of service (1,000 hours). Participants may make deferrals up to 15% of compensation. Northeast Indiana Bancorp matches 50% of elective deferrals on the first 6% of the participant's compensation. Expense for 2002, 2001 and 2000 was approximately $40,000, $42,000 and $41,000.

Supplemental Retirement Plans: First Federal has a supplemental retirement plan for the President and a deferred compensation plan for certain directors of First Federal. First Federal is recording an expense equal to the change in the present value of the payment due at retirement based on the projected remaining years of service using the projected unit credit method. The balance of the plans was approximately $455,000 and $380,000 at year-end 2002 and 2001. The cost of the plans was approximately $130,000, $114,000 and $162,000 for 2002, 2001 and 2000.

First Federal has purchased insurance on the lives of the participants in the supplemental retirement plan and the deferred compensation plan with First Federal as beneficiary. The cash surrender value of the life insurance was approximately $2,083,000 and $1,983,000 at year-end 2002 and 2001. The income derived from the investment in life insurance included in other income was approximately $100,000, $94,000 and $86,000 for 2002, 2001 and 2000.

Employee Stock Ownership Plan (ESOP): An ESOP exists for the benefit of substantially all employees. Contributions to the ESOP are made by Northeast Indiana Bancorp and are determined by the Board of Directors at their discretion. The contributions may be made in the form of cash or common stock. The annual contributions may not be greater than the amount deductible for federal income tax purposes and cannot cause Northeast Indiana Bancorp to violate regulatory capital requirements.

To fund the plan, the ESOP borrowed $1,745,700 from Northeast Indiana Bancorp for the purpose of purchasing 211,261 shares of stock at $8.26 per share. Principal payments on the loan are due in equal semi-annual installments over a twelve-year period beginning June 30, 1995. Interest is payable semi-annually during the term of the loan at 6.65%. The loan is collateralized by the shares of Northeast Indiana Bancorp's common stock purchased with the proceeds and will be repaid by the ESOP with funds from First Federal's contributions to the ESOP and earnings on ESOP assets.

(Continued)

NOTE 9 - EMPLOYEE BENEFITS (Continued)

Shares are allocated among participants each December 31 on the basis of principal repayments made by the ESOP on the loan from Northeast Indiana Bancorp, according to each participant's relative compensation.

Contributions, including dividends on unearned ESOP shares, were approximately $138,000 during 2002, $146,000 during 2001 and $252,000 for 2000. ESOP compensation expense was approximately $244,000, $214,000 and $342,000 for 2002, 2001 and 2000.

ESOP shares at year end are as follows:

	2002	2001
Allocated shares	110,235	110,860
Shares released for allocation	16,733	17,588
Unreleased shares	58,396	75,129
Shares vested and withdrawn	25,897	7,684
Total shares	211,261	211,261
Fair value of unreleased shares	$ 922,567	$ 939,113

Recognition and Retention Plan (RRP): The RRP provides for issue of shares to directors, officers and employees. The maximum total shares available under the RRP was 105,620, and 17,126 shares are available for future grants. There were no new RRP grants awarded in either 2002 or 2001. During 2000, 500 shares were awarded at $11.31. Also in 2000, 984 shares were forfeited and added to treasury stock. The expense associated with the RRP was approximately $9,000, $9,000 and $203,000 in 2002, 2001 and 2000.

NOTE 10 - INCOME TAXES

Income tax expense is summarized as follows:

	2002	2001	2000
Current federal	$ 491,123	$ 703,715	$ 527,427
Deferred federal	(159,336)	(130,649)	(163,189)
Current state	171,982	203,734	108,667
Deferred state	(33,048)	(4,223)	(32,018)
Income tax expense	$ 470,721	$ 772,577	$ 440,887

(Continued)

NOTE 10 - INCOME TAXES (Continued)

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following:

	2002	2001	2000
Federal statutory rate of 34% times financial statement income before income taxes	$ 700,610	$ 932,264	$ 586,272
Tax effect of:			
State tax, net of federal income tax effect	91,696	131,677	50,588
Low income housing credit	(250,000)	(204,100)	(173,465)
Tax exempt income	(95,349)	(73,637)	(36,828)
Other, net	23,764	(13,627)	14,320
Income tax expense	$ 470,721	$ 772,577	$ 440,887

Effective tax rate is 22.8%, 28.2%, and 25.6% for 2002, 2001, and 2000.

The components of the net deferred tax asset recorded in the balance sheet at year end are as follows:

	2002	2001
Deferred tax assets		
Deferred compensation	$ 180,352	$ 150,713
Bad debts	799,907	682,302
Deferred loan fees	125,338	115,209
Unearned compensation	86,022	85,278
Interest on non-accrual loans	112,067	65,061
Other	6,008	6,010
Total	1,309,694	1,104,573
Deferred tax liabilities		
Depreciation	(122,640)	(109,467)
Unrealized gain on securities available for sale	(197,955)	(13,755)
Low income housing partnership	(101,733)	(102,169)
Total	(422,328)	(225,391)
Net deferred tax asset	$ 887,366	$ 879,182

(Continued)

NOTE 10 - INCOME TAXES (Continued)

Retained earnings at December 31, 2002 and 2001 include approximately $1.3 million for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $442,000 at December 31, 2002 and 2001. Legislation passed in August 1997 now requires the Company to deduct a provision for bad debts for tax purposes based on actual loss experience and to recapture the excess bad debt reserve accumulated in tax years after 1986. The related amount of deferred tax liability, which must be recaptured, was $276,000 originally and is payable over a six-year period that began in 1998.

NOTE 11 - REGULATORY MATTERS

First Federal is subject to regulatory capital requirements administered by federal regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If under-capitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

(Continued)

NOTE 11 - REGULATORY MATTERS (Continued)

At year end, actual First Federal capital levels (in millions) and minimum required levels were:

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2002						
Total capital (to risk weighted assets)	$ 25.9	18.3%	$ 11.3	8.0%	$ 14.2	10.0%
Tier 1 (core) capital (to risk weighted assets)	24.7	17.4	5.7	4.0	8.5	6.0
Tier 1 (core) capital (to adjusted total assets)	24.7	10.9	9.0	4.0	11.3	5.0
Tier 1 (core) capital (to average assets)	24.7	10.7	9.2	4.0	11.5	5.0
2001						
Total capital (to risk weighted assets)	$ 25.6	17.9%	$ 11.4	8.0%	$ 14.3	10.0%
Tier 1 (core) capital (to risk weighted assets)	24.3	17.0	5.7	4.0	8.6	6.0
Tier 1 (core) capital (to adjusted total assets)	24.3	10.2	9.5	4.0	11.9	5.0
Tier 1 (core) capital (to average assets)	24.3	10.0	9.7	4.0	12.1	5.0

First Federal was categorized as well capitalized at year end 2002 and 2001.

Regulations of the Office of Thrift Supervision limit the amount of dividends and other capital distributions that may be paid by savings institutions without prior approval of the Office of Thrift Supervision. The regulatory restriction is based on a three-tiered system with the greatest flexibility being afforded to well-capitalized (Tier 1) institutions. First Federal is currently a Tier 1 institution. Accordingly, First Federal can make, without prior regulatory approval, distributions during a calendar year up to 100% of its retained net income for the calendar year-to-date plus retained net income for the previous two calendar years as long as First Federal would remain well-capitalized, as defined by the Office of Thrift Supervision prompt corrective action regulations, following the proposed distribution. At year end 2002, approximately $178,000 of the Bank's retained earnings are potentially available for distribution without regulatory approval.

NOTE 12 - COMMITMENTS AND CONTINGENCIES AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

Financial instruments with off-balance-sheet risk were as follows at year end.

	2002	2001
Fixed rate commitments	$ 3,616,696	$ 4,968,005
Variable rate commitments	10,586,696	8,028,718
Credit card arrangements	3,926,015	3,881,939
Letters of credit	842,678	804,101

Most loan commitments have terms up to 60 days. At year end 2002, fixed commitments have contractual interest rates ranging from 5.38% to 7.75%. Credit card interest rates are fixed at 14.9% or 9.8%. Most variable rate arrangements are tied either to the national monthly median cost of funds, prime rate or the U.S. Treasury bill rate and have spreads between 0% and 5%.

Certain executives of the Bank have employment contracts, which are based upon changes of control. The employment contracts provide for the payment of one to three years worth of the officers' salaries upon a change of control.

NOTE 13 - STOCK OPTIONS

Options to buy stock have been granted to directors, officers and employees under two different stock option and incentive plans. Exercise price is the market price at date of grant. The maximum option term is ten years and options vest over five years under both plans. The Company had almost awarded all stock options under the original stock option plan by the year ended 2001. As such, the 2002 Omnibus Incentive Plan was added to the Company's proxy statement and approved by the shareholders at the May 1, 2002 Northeast Indiana Bancorp, Inc. Annual Meeting. There were 158,753 new stock options approved under the new plan. At year end 2002, 155,024 shares were authorized for future grants.

NOTE 13 - STOCK OPTIONS (Continued)

Information about option grants follows:

	Number of Options	Exercise Price	Fair Value of Grants
Outstanding, beginning of 2000	216,614		
Granted	5,500	$ 11.31	$ 2.63
Granted	2,500	10.19	2.06
Exercised	(4,422)	9.71	
Forfeited	(1,573)	9.71	
Outstanding, end of 2000	218,619		
Granted	5,000	12.75	2.40
Exercised	(27,612)	9.71	
Outstanding, end of 2001	196,007		
Granted	5,000	14.45	3.16
Granted	2,500	14.63	2.89
Exercised	(25,763)	9.71	
Exercised	(3,300)	14.66	
Exercised	(2,200)	11.31	
Exercised	(1,815)	12.60	
Exercised	(1,000)	10.19	
Outstanding, end of 2002	169,429		

Options outstanding at year end were as follows:

	2002	2001	2000
Number of options	169,429	196,007	218,619
Minimum exercise price	$ 9.71	$ 9.71	$ 9.71
Maximum exercise price	18.49	18.49	18.49
Weighted-average exercise price	10.37	10.23	9.99
Weighted-average remaining option life	3.76 years	4.5 years	5.0 years

There were 149,103, 177,842 and 159,113 options exercisable at year end 2002, 2001 and 2000. The weighted-average exercise price of options exercisable at year end 2002, 2001 and 2000 was $9.95, $9.94 and $9.86.

NOTE 14 - RELATED PARTY TRANSACTIONS

Certain directors and officers of First Federal are loan customers. A summary of related party loan activity for loans aggregating $60,000 or more to any one related party is as follows:

Balance - January 1, 2002	$ 2,799,219
New loans	732,360
Repayments	(248,169)
Changes in related parties during the year	(453,983)
Balance - December 31, 2002	$ 2,829,427

Related party deposits were approximately $391,000 and $540,000 at year end 2002 and 2001.

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Following are carrying amounts and estimated fair values at year end (in thousands):

	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 18,256	$ 18,256	$ 26,292	$ 26,292
Securities available for sale	42,838	42,838	39,365	39,365
Securities held to maturity	225	225	306	306
Loans held for sale	409	409	1,543	1,543
Loans receivable, net	154,560	160,564	162,830	170,585
Accrued interest receivable	695	695	753	753
Investments in limited liability partnerships	1,833	1,833	1,546	1,546
Cash surrender value of life insurance	2,083	2,083	1,983	1,983
Financial liabilities:				
Deposits	(122,357)	(124,022)	(137,030)	(138,668)
Borrowed funds	(74,894)	(82,548)	(73,966)	(73,016)
Accrued interest payable	(241)	(241)	(235)	(235)

For purposes of the above disclosures of estimated fair value, the following assumptions were used. The estimated fair value for cash and cash equivalents, accrued interest, investments in limited liability partnerships and cash surrender value of life insurance is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or equivalent securities. The estimated fair value for loans held for sale is based on market quotes. The estimated fair value for loans is based on estimates of the rate that would be charged for similar such loans at December 31, 2002 and 2001, applied for

(Continued)

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

the time period until estimated repayment and the allowance for loan losses is considered to be a reasonable estimate of discount for credit quality concerns. The estimated fair value for demand and savings deposits is based on their carrying value. The estimated fair value for time deposits and borrowed funds is based on estimates of the rate that would be paid on such deposits or for such borrowings at December 31, 2002 and 2001, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximates cost and is not considered significant for this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were Northeast Indiana Bancorp to have disposed of such items at December 31, 2002 or 2001, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2002 and 2001 should not necessarily be considered to apply at subsequent dates.

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Northeast Indiana Bancorp, Inc. is as follows:

CONDENSED BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and cash equivalents	$ 853,215	$ 891,138
Securities available for sale	285,856	271,163
Loan receivable from Employee Stock Ownership Plan	581,900	727,375
Investment in subsidiary bank	24,813,414	24,378,224
Other assets	38,154	22,049
Total assets	$ 26,572,539	$ 26,289,949
LIABILITIES		
Accrued expenses	$ 10,054	$ 8,911
SHAREHOLDERS' EQUITY	26,562,485	26,281,038
Total liabilities and shareholders' equity	$ 26,572,539	$ 26,289,949

(Continued)

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
(Continued)

CONDENSED STATEMENTS OF INCOME
Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Interest income	$ 58,017	$ 67,400	$ 75,103
Dividends from subsidiary bank	1,600,000	1,900,000	1,950,000
Total income	1,658,017	1,967,400	2,025,103
Operating expenses	233,454	187,331	197,972
Income before income taxes and equity in undistributed earnings of subsidiary bank	1,424,563	1,780,069	1,827,131
Income tax benefit	(92,073)	(84,279)	(72,240)
Income before equity in undistributed earnings of subsidiary bank	1,516,636	1,864,348	1,899,371
Equity in undistributed (excess distributed) earnings of subsidiary bank	73,260	105,029	(615,928)
Net income	$ 1,589,896	$ 1,969,377	$ 1,283,443

(Continued)

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities			
Net income	$ 1,589,896	$ 1,969,377	$ 1,283,443
Adjustments to reconcile net income to cash from operating activities			
Equity in (undistributed) excess distributed earnings of subsidiary bank	(73,260)	(105,029)	615,928
Change in			
Other assets	15,210	(15,426)	(1,899)
Accrued expenses	1,143	64	3,448
Net cash from operating activities	1,532,989	1,848,986	1,900,920
Cash flows from investing activities			
Repayments on loan receivable from ESOP	145,475	145,475	145,475
Purchase of securities available for sale	(137)	(40,311)	(28,595)
Net cash from investing activities	145,338	105,164	116,880
Cash flows from financing activities			
Dividends paid	(752,480)	(735,335)	(710,816)
Purchase of treasury stock	(1,320,253)	(2,118,144)	(741,904)
Sale of treasury stock	356,483	268,114	48,593
Net cash from financing activities	(1,716,250)	(2,585,365)	(1,404,127)
Net change in cash and cash equivalents	(37,923)	(631,215)	613,673
Cash and cash equivalents at beginning of year	891,138	1,522,353	908,680
Cash and cash equivalents at end of year	$ 853,215	$ 891,138	$ 1,522,353

(Continued)

NOTE 17 - EARNINGS PER COMMON SHARE

A reconciliation of the numerators and denominators of the basic earnings per common share and diluted earnings per common share computations for the years ended December 31, is presented below.

	2002	2001	2000
Basic Earnings Per Common Share			
Net income available to common shareholders	$ 1,589,896	$ 1,969,377	$1,283,443.
Weighted average common shares outstanding before adjustment	1,531,361	1,630,709	1,731,741
Less: unallocated ESOP shares	(75,129)	(92,717)	(117,197)
Less: non-vested RRP shares	(762)	(1,335)	(18,258)
Weighted average common shares outstanding for basic earnings per common share	1,455,470	1,536,657	1,596,286
Basic Earnings Per Common Share	$ 1.09	$ 1.28	$ .80
Diluted Earnings Per Common Share			
Net income available to common shareholders, per above	$ 1,589,896	$ 1,969,377	$1,283,443
Weighted average common shares outstanding	1,455,470	1,536,657	1,596,286
Add: dilutive effects of assumed conversions and exercises of stock options	49,532	34,287	29,611
Weighted average common and dilutive shares outstanding for dilutive earnings per common share	1,505,002	1,570,944	1,625,897
Diluted Earnings Per Common Share	$ 1.06	$ 1.25	$ .79

Stock options for 14,380, 18,695 and 19,195 shares of common stock were not considered in computing diluted earnings per common shares for the years ended December 31, 2002, 2001 and 2000 because they were not dilutive.

STOCKHOLDER INFORMATION

Stock Listing Information

The Company's common stock is traded on The NASDAQ Stock Market under the symbol "NEIB".

Stock Price Information

The following table sets forth the high and low bid prices and dividends declared per share of common stock for the periods indicated. The source of such price information was NASDAQ's monthly trade history report. The prices do not represent actual transactions and do not include retail markups, markdowns or commissions.

Quarter Ended	High	Low	Dividends Declared
March 31, 2001	$ 11.50	$ 9.44	$ .11
June 30, 2001	13.20	10.43	.11
September 30, 2001	13.95	12.30	.11
December 31, 2001	13.90	12.50	.12
March 31, 2002	$ 13.93	$ 12.61	$ .12
June 30, 2002	16.25	13.40	.12
September 30, 2002	15.90	14.15	.12
December 31, 2002	16.10	13.10	.13

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.

As of February 11, 2003, there were approximately 437 shareholders of record, not including those shares held in nominee or street name through various brokerage firms or banks.

Annual Report on Form 10-KSB

A copy of the Company's annual report on Form 10-KSB, filed with the Securities and Exchange Commission, is available without charge by writing:

Randy J. Sizemore
Senior Vice President/Chief Financial Officer
Northeast Indiana Bancorp, Inc.
100 Frontage Road
Huntington, Indiana 46750

Stock Transfer Agent

Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the stock transfer agent and registrar by writing:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Investor Information

Stockholders, investors, and analysts interested in additional information may contact Stephen E. Zahn, Chairman, President and CEO, Northeast Indiana Bancorp, Inc.

Corporate Office

Northeast Indiana Bancorp, Inc.
648 North Jefferson Street
Huntington, Indiana 46750
(260) 356-3311

Special Counsel

Katten Muchin Zavis Rosenman
1025 Thomas Jefferson Street, NW
East Lobby: Suite 700
Washington, DC 20007-5201

Independent Auditor

Crowe, Chizek and Company LLP
330 E. Jefferson Blvd.
South Bend, Indiana 46624

DIRECTORS AND EXECUTIVE OFFICERS
NORTHEAST INDIANA BANCORP, INC.



BOARD OF DIRECTORS

Stephen E. Zahn
Chairman of the Board
President and Chief Executive Officer

Dan L. Stephan
Past State Representative
Indiana Legislature
Agent
Variable Annuity Life Insurance Company

J. David Carnes
Medical Doctor and Associate
Family Practice Associates

Michael S. Zahn
Senior Vice President

Randall C. Rider
President
Lime City Manufacturing Company, Inc.



EXECUTIVE OFFICERS

Stephen E. Zahn
President and Chief Executive Officer

Dee Ann Hammel
Senior Vice President, Secretary and Chief Operations Officer

Randy J. Sizemore
Senior Vice President, Treasurer and Chief Financial Officer

Michael S. Zahn
Senior Vice President

Thomas P. Frantz
Senior Vice President and Chief Lending Officer

ANNUAL MEETING

The Annual Meeting of Stockholders of Northeast Indiana Bancorp, Inc., will be held on April 23, 2003 at 1:00 p.m. at the North location of First Federal Savings Bank, 100 Frontage Road, Huntington, Indiana.

FIRST FEDERAL SAVINGS BANK

OFFICE LOCATIONS

North Office
100 Frontage Rd.
Huntington, IN 46750
260-358-4680

Downtown Office
648 N. Jefferson St.
Huntington, IN 46750
260-356-3311

South Office
1240 S. Jefferson St.
Huntington, IN 46750
260-356-5633

Northeast Indiana Financial, Inc.
260-358-2622

www.firstfed-neib.com

FDIC INSURED

EQUAL HOUSING LENDER


NORTHEAST
INDIANA
Bancorp, Inc.